NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED
SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 25, 2013, pursuant to the provisions of Rule 12d2-2 (a).

[ X ] 17 CFR 240.12d2-2(a)(3) That on November 13, 2013 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the formation of a holding company, the Common Stock of IntercontinentalExchange, Inc. will be deemed to represent the Common Stock of IntercontinentalExchange Group Inc. (Holding Company) (new cusip number 45866F 10 4) on a share for share basis.